Exhibit 12.1

CAMERON INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	2008	2009	2010	2011	2012	NINE MONTHS ENDED 9/30/2013
Pre-tax income from continuing operations	$851.4	$642.8	$733.3	$651.1	$938.0	$636.8
Equity adjustments:
Deduct undistributed income of less than 50% owned entities	(4.1)	(3.5)	—	(4.6)	(6.8)	(4.3)
Amortization of capitalized interest	0.2	0.2	0.2	0.1	0.1	—
Less interest capitalized during the period	—	—	—	—	—	—

Fixed charges:
Interest, including amortization of debt issuance costs and original issue discount	70.3	92.4	82.2	92.4	104.4	83.6
Interest portion of rental expense (1)	10.0	12.4	16.6	11.4	12.0	12.9
Total fixed charges	80.3	104.8	98.8	103.8	116.4	96.5

Earnings before income taxes and fixed charges	$927.8	$744.3	$832.3	$750.4	$1,047.7	$729.0

Ratio of earnings to fixed charges	11.6	7.1	8.4	7.2	9.0	7.6

(1) The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.